1740 Technology Drive Suite 450 San Jose. CA 95110	main 408.570.9700 fax 408.570.9705	www.SELECTICA.com
January 19, 2009
Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Re:	Selectica, Inc. Form 8-K filed on November 6, 2008 Form 10-Q/A for the Fiscal Quarter Ended June 30, 2008 File No. 000-29637
Dear Mr. Krikorian:
As a result of my conversation with Jason Neithamer on January 9, this letter is to clarify the intent of my letter to you dated December 29, 2008.
In your letter to me dated December 12, 2008 you raised three points that required response from the company. Given that we intend to file an amended Form 10Q/A for the period ending June 30, 2008 on or before February 15, 2009, our response to the three specific points raised by the Commission:
Item 1: Our forthcoming 10Q/A will comply with the disclosure requirements provided for in paragraphs 25 and 26 of SFAS 154.
Item 2: Our forthcoming 10Q/A will note that our controls over Financial Reporting were materially affected by the events that took place during the quarter ending June 30, 2008.
Item 3: Our forthcoming 10Q/A will note that our disclosure controls were materially affected in the light of the events noted in Item 2.
If further clarification is needed or other questions arise, please feel free to contact me at
(408) 545-2648 or by email at rheaps@selectica.com.
Sincerely,

/s/ Richard Heaps
Richard Heaps
Chief Financial Officer and General Counsel Selectica, Inc.